UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                BIO-PLEXUS, INC.
                      -----------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                    -----------------------------------------
                         (Title of Class of Securities)

                                   09057C 106
                           --------------------------
                                 (CUSIP Number)

                                 JOSEPH P. WYNNE
                         COMVEST VENTURE PARTNERS, L.P.
                                830 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 829-5839
          -------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:

                               ALAN I. ANNEX, ESQ.
                             GREENBERG TRAURIG, LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 801-9200

                                  MAY 24, 2002
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09057C 106            SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         COMVEST VENTURE PARTNERS, L.P. (13-4124841)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)   [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
NUMBER OF
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8   SHARED VOTING POWER
EACH
REPORTING                   4,729,442
PERSON                  --------------------------------------------------------
WITH                    9   SOLE  DISPOSITIVE POWER


--------------------------------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            4,729,442
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,729,442
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         39%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 09057C 106            SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         COMVEST MANAGEMENT, LLC (06-1588640)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)   [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
NUMBER OF
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8   SHARED VOTING POWER
EACH
REPORTING                   4,729,442
PERSON                  --------------------------------------------------------
WITH                    9   SOLE  DISPOSITIVE POWER


--------------------------------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            4,729,442
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,729,442
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         39%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 09057C 106            SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         MICHAEL S. FALK
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)   [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
NUMBER OF
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8   SHARED VOTING POWER
EACH
REPORTING                   4,729,442
PERSON                  --------------------------------------------------------
WITH                    9   SOLE  DISPOSITIVE POWER


--------------------------------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            4,729,442
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,729,442
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         39%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 09057C 106            SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         ROBERT PRIDDY
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)   [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
NUMBER OF                   1,487,246
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8   SHARED VOTING POWER
EACH
REPORTING                  2,974,492
PERSON                  --------------------------------------------------------
WITH                    9   SOLE  DISPOSITIVE POWER

                            1,487,246
--------------------------------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            2,974,492
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,974,492
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 09057C 106            SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         RMC CAPITAL, LLC (58-2391586)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)   [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         GEORGIA
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
NUMBER OF
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8   SHARED VOTING POWER
EACH
REPORTING                   1,487,246
PERSON                  --------------------------------------------------------
WITH                    9   SOLE  DISPOSITIVE POWER


--------------------------------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            1,487,246
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,487,246
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of Bio-Plexus, Inc., a Delaware corporation (the "Company" or the "Issuer"). The Company's principal executive offices are located at 129 Reservoir Road, Vernon, Connecticut 06066.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is filed jointly by ComVest Venture Partners, L.P., a limited partnership organized under the laws of Delaware whose principal business is investing in securities ("ComVest"), ComVest Management, LLC, a limited liability company organized under the laws of Delaware whose principal business is investing in securities ("ComVest Management"), RMC Capital, LLC, a limited liability company organized under the laws of Georgia whose principal business is investing in securities, Michael S. Falk ("Falk") and Robert Priddy ("Priddy"). ComVest, ComVest Management, RMC, Falk and Priddy are the "Reporting Persons."

     ComVest Management is the general partner of ComVest, and ComVest Management is wholly-owned by Commonwealth Associates Management Company, Inc., a corporation organized under the laws of New York ("CAMC"). The managers of ComVest Management are Travis L. Provow, Falk and Keith Rosenbloom ("Rosenbloom"). Priddy, Rosenbloom and Harold Blue are directors, and Falk is Chairman, of CAMC. Mr. Falk is also the principal stockholder of CAMC. The sole officer of CAMC is Joseph Wynne, Chief Financial Officer. The managers of RMC (the "RMC Managers") are Priddy, Kikie Priddy, Sharon Acks and Michael Acks. Mr. Priddy is also the Chairman and principal member of RMC.

     All of the individuals identified in this Item 2 are United States citizens. The business address for all of the Reporting Persons and other individuals identified in this Item 2, other than the RMC Managers and RMC is 830 Third Avenue, New York, New York 10022. The business address for the RMC Managers and RMC is RMC Capital, LLC, 1640 Powers Ferry, Suite 125, Marietta, Georgia 30067.

     During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to an agreement, dated as of May 24, 2002 (the "ComVest Purchase Agreement"), Appaloosa Management L.P. (the "Manager"), on behalf of Appaloosa Investment Limited Partnership I ("AILP") and Palomino Fund Ltd ("Palomino"), for which it acts as investment adviser, sold an aggregate of 9,840,285 shares (4,929,717 from AILP and 4,910,568 from Palomino) of Common Stock (the "Shares") and warrants to purchase 1,314,060 shares (700,394 from AILP and 613,666 from Palomino) of Common Stock having an exercise price of $2.283 (the "Warrants," and collectively with the Shares, the "Securities") for an aggregate purchase price of $5,000,000, a portion of which were acquired by the Reporting Persons.

     ComVest, Priddy and RMC purchased 4,172,281, 1,312,038 and 1,312,038 shares of Common Stock, respectively of the Shares, and 557,161, 175,208, and 175,208 Warrants to purchase shares of Common Stock. ComVest, Priddy and RMC paid $2,120,000, $666,667, and $666,667, respectively for the Securities. The sources of the funds for the purchases by ComVest and RMC were the respective working capital of such entities, and the source of the funds for the purchase by Priddy was his personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

     The Securities acquired by the Reporting Persons in connection with the closing of the transactions contemplated by the ComVest Purchase Agreement were acquired for investment purposes. Except in the ordinary course of business and except as otherwise described in the following paragraph, the Reporting Persons have no present plans or proposals which relate to, or could result in: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any material change in the Issuer's capitalization or dividend policy, (e) any other material change in the Issuer's business or corporate structure, (f) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person,
(g) causing a class of the Issuer's securities to be deregistered or delisted,
(h) a class of equity securities of the Issuer becoming eligible for termination of registration or (i) any action similar to any of those enumerated above. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

     In connection with the consummation of the transactions contemplated by the ComVest Purchase Agreement, (i) the Reporting Persons beneficially own more than five percent of the Common Stock of the Company and, as a result thereof, the Reporting Persons are filing this statement of Schedule 13(d) pursuant to the reporting obligations of the Reporting Persons pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, with respect to the Common Stock of the Company, and
(ii) the two members of the Company's board of directors designated to serve thereon by the Manager resigned effective May 24, 2002 and were replaced with Harold S. Blue and Dr. Richard Corbin to the positions of Chairman of the Board and Director, respectively.

     ComVest, RMC and Priddy, as the purchasers under the Purchase Agreement and pursuant to the terms of the Purchase Agreement, agreed, that for a period of three years, and provided that during such period they own at least 40% of the outstanding Common Stock of the Company or otherwise controls the Company, they will not take any action to cause the Company (a) to amend its charter or by-laws (collectively, the "Constituent Documents") in any way that amends the indemnification or exculpation provisions of the Constituent Documents.

     The foregoing description of the ComVest Purchase Agreement is not intended to be complete and is qualified in its entirety by the complete text of the ComVest Purchase Agreement, which is incorporated herein by reference. A copy of the ComVest Purchase Agreement is filed as Exhibit 2 hereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) ComVest may be deemed to be the beneficial owner of an aggregate of 4,729,442 shares of Common Stock, representing approximately 39% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of
(i) 4,172,281 shares of Common Stock and (ii) the right to acquire 557,161 shares of Common Stock upon exercise of the Warrant.

     ComVest Management, as the general partner of ComVest, may be deemed to beneficially own the 4,729,442 shares of Common Stock, representing approximately 39% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by ComVest.

     Falk may be deemed to be the beneficial owner of an aggregate of 4,729,442 shares of Common Stock, representing approximately 39% of the issued and outstanding shares of Common Stock of the Issuer since Falk may be deemed to beneficially own the 4,729,442 shares of Common Stock beneficially owned by ComVest. In his capacity as Chairman and controlling equity owner of CAMC, which is the owner of all the interests in ComVest Management (the general partner of ComVest), Mr. Falk may be deemed to share indirect voting and dispositive power with respect to such entity's shares and may therefore be deemed to be the beneficial owner of such securities.

     RMC may be deemed to be the beneficial owner of an aggregate of 1,487,246 shares of Common Stock, representing approximately 12.7% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of (i) 1,312,038 shares of Common Stock and (ii) the right to acquire 175,208 shares of Common Stock upon exercise of the Warrant.

     Priddy may be deemed to be the beneficial owner of an aggregate of 2,974,492 shares of Common Stock, representing approximately 25% of the issued and outstanding shares of Common Stock of the Issuer. In addition to the 1,487,246 shares beneficially owned by RMC, which Priddy beneficially owns, Priddy may be deemed to beneficially own an additional 1,487,246 shares of Common Stock, consisting of (i) 1,312,038 shares of Common Stock and (ii) the right to acquire 175,208 shares of Common Stock upon exercise of the Warrant.

(b) Number of shares as to which each such person has:

(1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

            Name                   Number of Shares
            ----                   ----------------
            Robert Priddy            1,487,246

(2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

(i) ComVest, ComVest Management and Mr. Falk may be deemed to share such voting and disposition powers with respect to the 4,729,442 shares of Common Stock beneficially held by ComVest.

(ii) RMC and Mr. Priddy may be deemed to share such voting and disposition powers with respect to the 1,487,246 shares of Common Stock beneficially held by RMC.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1: Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

        Exhibit 2: Stock Purchase Agreement, dated as of May 24, 2002, by and between Appaloosa Management L.P., on behalf of Appaloosa Investment Limited Partnership I and Palomino Fund Ltd, for which it acts as investment adviser, and ComVest Venture Partners, L.P.

        Exhibit 3: Warrant to Purchase 1,314,060 Shares of Common Stock of Bio-Plexus, Inc. at a purchase price of $2.283 per Share

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 3, 2002            ComVest Venture Partners, LP

                               By: ComVest Management, LLC, its
                                   General partner

                                   By:  /s/ Michael S. Falk
                                        ---------------------------------
                                        Name: Michael S. Falk
                                        Title: Manager

Dated: June 3, 2002            ComVest Management, LLC

                               By: /s/ Michael S. Falk
                                   --------------------------------------
                                   Name: Michael S. Falk
                                   Title: Manager

Dated: June 3, 2002            RMC Capital, LLC

                               By: /s/ Robert Priddy
                                   -----------------------------------------
                                   Name: Robert Priddy
                                   Title: Manager


Dated: June 3, 2002                          /s/ Michael S. Falk
                                --------------------------------------------
                                                 Michael S. Falk


Dated: June 3, 2002                          /s/ Robert Priddy
                                --------------------------------------------
                                                 Robert Priddy

                                  EXHIBIT INDEX

         1. Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

         2. Stock Purchase Agreement, dated as of May 24, 2002, by and between Appaloosa Management L.P., on behalf of Appaloosa Investment Limited Partnership I and Palomino Fund Ltd, for which it acts as investment adviser, and ComVest Venture Partners, L.P.

         3. Warrant to Purchase 1,314,060 Shares of Common Stock of Bio-Plexus, Inc. at a purchase price of $2.283 per Share